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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 5)
                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                        CENTENNIAL HEALTHCARE CORPORATION
                            (NAME OF SUBJECT COMPANY)
                            HILLTOPPER HOLDING CORP.
                          HILLTOPPER ACQUISITION CORP.
                      WARBURG, PINCUS EQUITY PARTNERS, L.P.
                              WARBURG, PINCUS & CO.
                                J. STEPHEN EATON
                                  ALAN C. DAHL
                               KENT C. FOSHA, SR.
                             LAWRENCE W. LEPLEY, JR.
                        CENTENNIAL HEALTHCARE CORPORATION
                       (NAME OF FILING PERSON -- OFFEROR)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                    150937100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           --------------------------

                                 DAVID WENSTRUP
                          VICE PRESIDENT AND SECRETARY
                            HILLTOPPER HOLDING CORP.
                       C/O E.M. WARBURG, PINCUS & CO., LLC
                              466 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                            TELEPHONE: (212) 878-0600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           --------------------------

                                    COPY TO:


           DARYL R. GRISWOLD, ESQ.                STEVEN J. GARTNER, ESQ.              PAUL A. QUIROS, ESQ.
      CENTENNIAL HEALTHCARE CORPORATION            DAVID K. BOSTON, ESQ.                LYNN S. SCOTT, ESQ.
        400 PERIMETER CENTER TERRACE             WILLKIE FARR & GALLAGHER                 KING & SPALDING
                  SUITE 650                         787 SEVENTH AVENUE                 191 PEACHTREE STREET
           ATLANTA, GEORGIA 30346                NEW YORK, NEW YORK 10019             ATLANTA, GEORGIA 30303
          TELEPHONE: (770) 698-9040              TELEPHONE: (212) 728-8000           TELEPHONE: (404) 572-4600

                           --------------------------

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
| |  issuer tender offer subject to Rule 13e-4.
|X|  going-private transaction subject to Rule 13e-3.
| |  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the
results of the tender offer. | |
--------------------------------------------------------------------------------


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         This Amendment No. 5 (this "AMENDMENT") amends and supplements the
Tender Offer Statement on Schedule TO filed by Hilltopper Holding Corp., a Delaware corporation ("PARENT"), Hilltopper Acquisition Corp., a Georgia corporation ("PURCHASER"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, Warburg, Pincus & Co, a New York general partnership, J. Stephen Eaton, Alan C. Dahl, Kent C. Fosha, Sr., Lawrence W. Lepley, Jr. and Centennial HealthCare Corporation, a Georgia corporation ("CENTENNIAL") on March 17, 2000, as amended (the "SCHEDULE TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "SHARES"), of Centennial at a purchase price of $5.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "OFFER"), copies of which are attached as Exhibits (a)(1) and
(a)(2) to the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11.

         Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

         On May 2, 2000, Purchaser accepted for payment the 6,188,100 Shares tendered in the Offer, representing approximately 51.9% of the outstanding Shares.

         On May 3, 2000, pursuant to the Subscription Agreement, the Contributing Shareholders contributed an aggregate of 4,710,252 Shares to Parent, representing approximately 39.5% of the outstanding Shares, in exchange for shares of Parent preferred stock.

         On May 15, 2000, Centennial mailed a Proxy Statement regarding a special meeting of shareholders of Centennial to be held June 12, 2000 for the purpose of considering and voting upon the Merger.

         As of May 5, 2000, the record date for the meeting, Parent and Purchaser together beneficially owned 10,898,352 Shares, representing approximately 91.4% of the outstanding Shares as of such date. Parent and Purchaser beneficially own sufficient Shares to approve the Merger without the approval of any other shareholder.

         A copy of the Definitive Proxy Statement is attached as Exhibit (a)(11) hereto and incorporated herein by reference.

ITEM 12.  EXHIBITS.

      (a)(11) Definitive Proxy Statement of Centennial HealthCare Corporation, dated May 15, 2000.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2000

                                     HILLTOPPER ACQUISITION CORP.

                                     By /s/ David Wenstrup
                                        ----------------------------------------
                                          Name:  David Wenstrup
                                          Title: Vice President and Secretary

                                     HILLTOPPER HOLDING CORP.

                                     By /s/ David Wenstrup
                                        ----------------------------------------
                                          Name:  David Wenstrup
                                          Title: Vice President and Secretary

                                     WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                     By:  Warburg, Pincus & Co.,
                                     General Partner

                                     By /s/ Joel Ackerman
                                        ----------------------------------------
                                          Name:  Joel Ackerman
                                          Title: Managing Director

                                     WARBURG, PINCUS & CO.

                                     By /s/ Joel Ackerman
                                        ----------------------------------------
                                          Name:  Joel Ackerman
                                          Title: Partner


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                                        /s/ J. Stephen Eaton
                                        ----------------------------------------
                                        J. Stephen Eaton

                                        /s/ Alan C. Dahl
                                        ----------------------------------------
                                        Alan C. Dahl

                                        /s/ Kent C. Fosha, Sr.
                                        ----------------------------------------
                                        Kent C. Fosha, Sr.

                                        /s/ Lawrence W. Lepley, Jr.
                                        ----------------------------------------
                                        Lawrence W. Lepley, Jr.

                                    CENTENNIAL HEALTHCARE CORPORATION

                                    By /s/ J. Stephen Eaton
                                       -----------------------------------
                                          Name:  J. Stephen Eaton
                                          Title: Chief Executive Officer